Exhibit 10.1

RETIREMENT AGREEMENT

This Retirement Agreement (this “Agreement”) is made and entered into on September 23, 2011, by and between Mr. Eduardo Castro-Wright (Mr. “Castro-Wright”) and Wal-Mart Stores, Inc., a Delaware corporation, and its affiliates and subsidiaries (collectively “Walmart”).

RECITALS

WHEREAS, on September 23, 2011, Mr. Castro-Wright formally notified the Company of his intent to retire as Vice Chairman of the Company effective on the close of business on July 1, 2012 (the “Retirement Date”); and

WHEREAS, the Company desires to continue to employ Mr. Castro-Wright through the Retirement Date, as described herein and Mr. Castro-Wright wishes to continue such employment on the terms, provisions and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, for good and sufficient consideration, the sufficiency of which the parties acknowledge, the parties agree as follows:

1.	Employment.

a)	Mr. Castro-Wright shall remain Vice Chairman of Walmart through the close of business on the Retirement Date, at which time he will separate from service. While employed with Walmart from the date of this Agreement through the Retirement Agreement, Mr. Castro-Wright will continue to report and serve at the direction of the President and Chief Executive Officer of the Company and among other things:

(i)	be available for service and advice to Wal-Mart’s management and the Board of Directors (the “Board”);

(ii)	facilitate, support and help with the transition of Walmart’s new head of Global eCommerce and head of Global Sourcing, as well as special projects involving these and other business areas of the Company;

(iii)	be available to travel, domestically and internationally, and to tour stores and clubs with senior management and members of the Board for service and advice, as well as with other Walmart associates in aid of associate and management development; and

(iv)	at Walmart’s request, represent Walmart at external meetings and speaking engagements.

b)	During the six month period from January 1, 2012 through the Retirement Date (the “Six Month Period”), Mr. Castro-Wright may perform the duties and responsibilities described herein from his residence in the State of Nevada; provided, that Mr. Castro-Wright shall be required to travel as is necessary or desirable when performing the duties and responsibilities herein.

2.	Salary and Equity Compensation. Subject to compliance with the terms, provisions, and conditions of this Agreement and as specified below, Mr. Castro-Wright shall receive the following compensation from the date of this Agreement through the Retirement Date:

a)	Current Base Salary. Mr. Castro-Wright shall continue to receive his current annual base salary in effect as of the date of this Agreement through January 31, 2012, which will be paid through Walmart’s regular payroll, less applicable withholdings;

b)	Revised Base Salary. Mr. Castro-Wright’s annual base salary will be revised downward to $666,250 (the “Revised Base Salary”) as of February 1, 2012 and Mr. Castro-Wright shall receive the Revised Base Salary (approximately $55,521 per month during the five (5) month period in fiscal 2013) only for the period from February 1, 2012 through the Retirement Date, which will be paid bi-weekly through Walmart’s regular payroll, less applicable withholdings;

c)	Incentive Payments. Mr. Castro-Wright will be eligible to receive his full incentive payment under the Wal-Mart Stores, Inc. Management Incentive Plan for the fiscal year ending January 31, 2012, subject to the terms, provisions and conditions of such plan, but will not be entitled to an incentive payment for the fiscal year ending January 31, 2013 or any fiscal year thereafter;

d)	Future Equity Grants. Mr. Castro-Wright will not receive any future equity grants under the Wal-Mart Stores, Inc. Stock Incentive Plan of 2010 (the “SIP”) following the date of this Agreement;

e)	Current Equity Grants. All unvested equity under the SIP will continue to vest as scheduled from the date of this Agreement through the Retirement Date; provided, that the remaining target performance shares granted to Mr. Castro-Wright on January 23, 2009 shall be subject to the SIP; notices of award, as applicable; and the performance metrics for those grants approved by the Compensation, Nominating and Governance Committee of the Board; and

f)	Unvested Equity as of the Retirement Date. The vesting of certain shares of unvested restricted stock held by Mr. Castro-Wright shall be accelerated to the Retirement Date, as set forth in Exhibit A (the “Accelerated Equity”). All other terms of such restricted stock, including any deferral elections with respect to such shares of restricted stock, as set forth in the SIP and its predecessor plans and in the award notice(s) relating to such restricted stock, shall continue in full force and effect. All other equity granted to Mr. Castro-Wright (whether ordinary or special awards), including any stock options, restricted stock, performance based restricted shares and performance shares (including for the avoidance of doubt as to performance shares, 100 percent of the 111,049 target performance shares Mr. Castro-Wright received on January 19, 2010 and 100 percent of the 81,610 target performance shares Mr. Castro-Wright received on January 18, 2011) that is scheduled to vest after the Retirement Date shall be forfeited. Mr. Castro-Wright and Walmart acknowledge that Mr. Castro-Wright would not otherwise be entitled to the Accelerated Equity, but the parties have agreed to the Accelerated Equity as consideration for Mr. Castro-Wright’s compliance with the terms, provisions and conditions described in Section 11 of this Agreement.

3.	Certain Payments. Subject to compliance with the terms, provisions and conditions of this Agreement, Mr. Castro-Wright shall receive certain payments as follows:

a)	First Payment. Mr. Castro-Wright shall be entitled to receive a payment of U.S.D. $533,000, less applicable withholdings, after the Retirement Date but not later than December 15, 2012 (the “First Payment”). Mr. Castro-Wright and Walmart acknowledge that Mr. Castro-Wright would not otherwise be entitled to receive the First Payment, but the parties have agreed to the First Payment as consideration for, among other things, Mr. Castro-Wright’s release and waiver of claims Mr. Castro-Wright may have against Walmart, as described in Section 5 and compliance with the terms, provisions and conditions of Sections 6 through 10 and Section 12 below.

b)	Second Payment. Mr. Castro-Wright shall be entitled to receive a payment of U.S.D. $1,025,000, less applicable withholdings on December 15, 2013 (the “Second Payment”). Mr. Castro-Wright and Walmart acknowledge that Mr. Castro-Wright would not otherwise be entitled to receive the Second Payment, but the parties have agreed to the Second Payment as consideration for Mr. Castro-Wright’s compliance with the terms, provisions and conditions described in Section 11 of this Agreement. Mr. Castro-Wright’s satisfaction of, compliance with and otherwise following the terms, provisions and conditions of Section 11 of this Agreement is a condition to receiving the Second Payment.

c)	Third Payment. Mr. Castro-Wright shall be entitled to receive a payment of U.S.D. $574,000, less applicable withholdings on July 1, 2014 (the “Third Payment”). Mr. Castro-Wright and Walmart acknowledge that Mr. Castro-Wright would not otherwise be entitled to receive the Third Payment, but the parties have agreed to the Third Payment as consideration for Mr. Castro-Wright’s compliance with the terms, provisions and conditions described in Section 11 of this Agreement. Mr. Castro-Wright’s satisfaction of, compliance with and otherwise following the terms, provisions and conditions of Section 11 of this Agreement is a condition to receiving the Third Payment.

4.	Benefits. After the Retirement Date, Walmart will provide Mr. Castro-Wright certain benefits in accordance with the terms, provisions and conditions of the Walmart plan or program pursuant to which such benefits were issued:

a)	COBRA. At Mr. Castro-Wright’s election and at Mr. Castro-Wright’s expense, Mr. Castro-Wright may choose to continue Mr. Castro-Wright’s group medical and dental coverage for up to eighteen (18) months from the Retirement Date under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”).

b)	Other Payments and Benefits. Mr. Castro-Wright is not entitled to any other payments or benefits not provided for in this Agreement, unless the payment or benefit is provided for through the Mr. Castro-Wright’s participation in an established Walmart-sponsored plan or program. In addition, unless otherwise provided for in the plan, Mr. Castro-Wright’s participation in all Walmart-sponsored benefit plans or programs will end on the Retirement Date.

c)	Section 409A. Notwithstanding anything contained herein or in any Walmart-sponsored plan to the contrary, Mr. Castro-Wright acknowledges that any and all distributions of benefits under any Walmart deferred compensation plan that is subject to Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), shall not commence until six (6) months after Mr. Castro-Wright incurs a “separation from service,” as defined by Section 409A and the regulations promulgated thereunder.

5.	Releases.

a)	Release and Waiver of Claims. In exchange for, and in consideration of, the payments, benefits, and other commitments described above, Mr. Castro-Wright hereby releases Walmart and its directors, officers, shareholders, employees, agents, successors, and assigns, from any and all claims, including any claim for damages, costs, attorneys’ fees, expenses, compensation or any other monetary recovery, whether known or unknown, arising out of or related to the Mr. Castro-Wright’s employment with Walmart or Mr. Castro-Wright’s separation from the Company, up to and including the date of this Agreement. Further, Mr. Castro-Wright specifically releases and waives any and all claims he may have that arose up to and including the date of this Agreement, under: Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Equal Pay Act; the Americans With Disabilities Act of 1990; the Rehabilitation Act of 1973, as amended; the Age Discrimination in Employment Act (“ADEA”), as amended; Sections 1981 through 1988 of Title 42 of the United States Code, as amended; the Genetic Information Non-Discrimination Act; the Workers Adjustment and Retraining Notification Act (“WARN”), as amended; any applicable state law, comparable or related to WARN; Occupational Safety and Health Act, as amended; the Sarbanes-Oxley Act of 2002; COBRA; the Employee Retirement Income Security Act of 1974, as amended; the Uniformed Services Employment and Reemployment Rights Act of 1994; the National Labor Relations Act; the Family and Medical Leave Act; (“FMLA”); the Fair Labor Standards Act; and any and all state or local statutes, ordinances, or regulations regarding anti discrimination employment laws, as well as all claims arising under federal, state, or local law involving any tort, employment contract (express or implied), public policy, wrongful discharge, or any other claim.

b)	Release of Age Discrimination Claims. With respect to Mr. Castro-Wright’s release and waiver of claims under the ADEA as described in Section 5(a) above, Mr. Castro-Wright agrees and acknowledges the following:

(i)	Mr. Castro-Wright has reviewed this Agreement carefully and understands its terms and conditions. Mr. Castro-Wright has been advised, and by this Agreement is again advised, to consult with an attorney of Mr. Castro-Wright’s choice prior to entering into this Agreement.

(ii)	Mr. Castro-Wright shall have twenty-one (21) days from receipt of this Agreement to consider and execute the Agreement. Following the execution by Mr. Castro-Wright of this Agreement, Mr. Castro-Wright shall have a period of seven (7) days during which to revoke the waiver and release of any claims that arise under the ADEA, which shall not have the effect of revoking the waiver and release of any other claims. In the event of a revocation of Mr. Castro-Wright’s waiver and release of ADEA claims, Mr. Castro-Wright shall furnish written notice thereof during the seven (7) day period immediately following execution of the Agreement to Kathi Child, Senior Vice President, Global Compensation and Organizational Effectiveness.

(iii)	Mr. Castro-Wright understands and agrees that the waiver of ADEA rights, as to claims Mr. Castro-Wright may have that arose prior to the date of this Agreement, is knowing and voluntary, that the waiver does not include any ADEA rights which may arise after the execution of this Agreement, and that Mr. Castro-Wright is receiving consideration hereunder to which Mr. Castro-Wright would otherwise not be entitled in the absence of Mr. Castro-Wright’s release of claims under the ADEA.

(iv)	None of the First Payment, the Second Payment and/or the Third Payment will be made to Mr. Castro-Wright under this Agreement until after Mr. Castro-Wright has executed and delivered this Agreement to Walmart, the above-mentioned seven-day revocation period has expired, and Mr. Castro-Wright has separated from employment as set forth in Section 1 of this Agreement.

c)	Limitation of Release. Nothing in this Agreement releases claims for workers’ compensation or unemployment benefits. Nothing in this Agreement prevents Mr. Castro-Wright from pursuing administrative claims with government agencies, including engaging in or participating in an investigation or proceeding conducted by the EEOC, NLRB, or any federal, state or local agency charged with the enforcement of employment laws. Notwithstanding the foregoing, Mr. Castro-Wright agrees that he has waived his right to recover monetary damages pursuant to any future charge, complaint, or lawsuit filed by him or anyone else on his behalf against Walmart. This release and waiver of claims will not apply to rights or claims that may arise after the effective date of this Agreement. This Agreement is not intended to release and does not release or include claims that the law states cannot be waived by private agreement. Nothing in this subparagraph or in this Agreement is intended to limit or restrict any rights Mr. Castro-Wright may have to enforce this Agreement or challenge the Agreement’s validity under the ADEA, or any other right that cannot, by express and unequivocal terms of law, be limited, waived, or extinguished by settlement. Further, nothing in this Agreement is intended to waive Mr. Castro-Wright’s right to vested benefits under any Walmart-sponsored benefit plan or program.

d)	Release of Unknown Claims. By signing this document, Mr. Castro-Wright is also expressly waiving the provisions of California Civil Code section 1542, which provides as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

By signing this document, Mr. Castro-Wright agrees and understands that Mr. Castro-Wright is releasing unknown as well as known claims related to Mr. Castro-Wright’s employment in exchange for the compensation set forth above in Section 3(a).

e)

Agreement not to File Suits. By signing this Agreement, Mr. Castro-Wright agrees not to file a lawsuit to assert any claims released under this Section 5. Mr. Castro-Wright also agrees that if Mr. Castro-Wright breaches this provision, Mr. Castro-Wright will be liable for all costs and attorneys’ fees incurred by any person whose claims were released under Section 5(a) resulting from such action and shall pay all expenses incurred by such a person in defending any proceeding pursuant to this Section 5(e) as they are incurred by such person in advance of the final disposition of such proceedings, together with any tax liability incurred by such person in connection with the receipt of such amounts; provided, however, that the payment of such expenses incurred in advance of the final disposition of such proceeding shall be made only upon delivery to Mr. Castro-Wright of an undertaking, by or on behalf of such person, to repay all amounts so advanced to the extent the court in such proceeding affirmatively determines that Mr. Castro-Wright is the prevailing party, taking into account all claims made by any party to such proceeding.

6.	Confidential Information and Return of Company Property. Mr. Castro-Wright agrees that he will not at any time directly or indirectly use or disclose any confidential information obtained during the course of his employment with Wal-Mart, except when previously authorized by Walmart in writing. “Confidential Information” means information designated as such by Walmart pertaining to the business of Wal-Mart, and includes, without limitation, trade secrets obtained by Mr. Castro-Wright during the course of, or as a result of, Mr. Castro-Wright’s employment with Walmart, including, without limitation, information regarding processes, suppliers (including the terms, conditions, or other business arrangements with suppliers), advertising and marketing plans and strategies, profit margins, seasonal plans, goals, objectives, projections, compilations, and analyses regarding Walmart’s business, salary, staffing, compensation, promotion, diversity objectives and other employment-related data, and any know-how, techniques, practices or non-public technical information regarding the business of Walmart. On or prior to his separation from service, Mr. Castro-Wright shall return to Walmart all documentation, programs, software, equipment (including but not limited to computers, hand-held computing devices (e.g., Treó, Goodlink, Blackberry, etc., cell phones, computer files, keys, ID’s, credit cards, etc.), statistics, and other written business materials concerning Walmart and any competitor of Walmart. Mr. Castro-Wright acknowledges that the obligations set out herein with respect to Confidential Information will remain in effect for a period of seven (7) years following his separation from service, or until such time as the Confidential Information becomes public other than through publication by Mr. Castro-Wright.

7.	Cooperation. Mr. Castro-Wright may from time to time after the Retirement Date be called upon to testify or provide information to Walmart in connection with employment-related and other legal proceedings against Walmart. Mr. Castro-Wright will provide reasonable assistance to, and will cooperate with, Walmart in connection with any litigation, arbitration, or judicial or non-judicial administrative proceedings that may exist or may subsequently arise regarding events about which Mr. Castro-Wright has knowledge. Walmart will reimburse Mr. Castro-Wright for reasonable travel expenses and other expenses incidental to any such cooperation provided to Walmart, based upon mutually agreeable terms and conditions to be negotiated by the parties. Mr. Castro-Wright hereby resigns, effective as of the Retirement Date, from any boards of directors, boards of managers, and similar governing boards of any Walmart entities of which Mr. Castro-Wright may be a member, resigns as Walmart’s representative on any external trade, industry, or similar associations, and agrees to sign any documents acknowledging such resignations, as may be requested by Walmart. During the Six Month Period, Mr. Castro-Wright will report on projects and other matters as reasonably requested by the Company.

8.	Non-disparagement. Prior to and subsequent to the Retirement Date, Mr. Castro-Wright shall not directly or indirectly make disparaging comments regarding Walmart, its business strategies and operations, and any of Walmart’s officers, directors, associates, and shareholders. Prior to and subsequent to the Retirement Date, the Company will instruct Walmart officers who are subject to Section 16(a) of the Securities Exchange Act of 1934, as amended, and who are aware of this Agreement to not publicly make disparaging comments regarding Mr. Castro-Wright and will use its reasonable efforts to effect the foregoing.

9.	Non-Solicitation of Employees. For a period of two (2) years from the Retirement Date, Mr. Castro-Wright will not directly or indirectly solicit for employment, consulting or any similar arrangement, or otherwise aid or assist any person or entity other than Walmart in soliciting for employment, consulting or other arrangement, any Officer, Officer Equivalent or Management Associate (all as defined below in Section 11) of Walmart. For a period of two (2) years from the Retirement Date, Mr. Castro-Wright will not, now or in the future, disrupt, damage, impair or interfere with the business of Walmart whether by way of either interfering with its employees or disrupting its relationships with customers, agents, representatives or vendors or otherwise.

10.	Non-Hire. Mr. Castro-Wright agrees, promises, and covenants that, for a period of two (2) years from the Retirement Date, Mr. Castro-Wright will not directly or indirectly hire, or otherwise aid or assist any person or entity other than Walmart in hiring, any Officer, Officer Equivalent or Management Associate of Walmart, as defined in Section 11 below.

11.	Covenant not to Compete. Mr. Castro-Wright agrees, promises, and covenants that:

a)	For a period of two (2) years from the Retirement Date, Mr. Castro-Wright will not directly or indirectly:

(i)	own, manage, operate, finance, join, control, advise, consult, render services to, have a current or future interest in, or participate in the ownership, management, operation, financing, or control of, or be employed by or connected in any manner with, any Competing Business as defined below in Section 11.b(i), any Global Retail Business as defined below in Section 11.b(ii), and/or any Global eCommerce Business as defined below in Section 11.b(iii); and/or

(ii)	participate in any other activity that risks the use or disclosure of confidential Walmart information either overtly by Mr. Castro-Wright or inevitably through the performance of such activity by Mr. Castro-Wright.

b)	For purposes of this Agreement:

(i)	the term “Competing Business” shall include any general or specialty retail, grocery, wholesale membership club, or merchandising business, inclusive of its respective parent companies, subsidiaries and/or affiliates that: (a) sells goods or merchandise at retail to consumers and/or businesses (whether through physical locations, via the internet or combined) or has plans to sell goods or merchandise at retail to consumers and/or businesses (whether through physical locations, via the internet or combined) within twelve (12) months following Mr. Castro-Wright’s last day of employment with Walmart in the United States; and (b) has gross annual consolidated sales volume or revenues attributable to its retail operations (whether through physical locations, via the internet or combined) equal to or in excess of U.S.D. $5 billion.

(ii)	the term “Global Retail Business” shall include any general or specialty retail, grocery, wholesale membership club, or merchandising business, inclusive of its respective parent companies, subsidiaries and/or affiliates, that: (a) in any country or countries outside of the United States in which Walmart conducts business or intends to conduct business in the twelve (12) months following Mr. Castro-Wright’s last day of employment with Walmart, sells goods or merchandise at retail to consumers and/or businesses (whether through physical locations, via the internet or combined); and (b) has gross annual consolidated sales volume or revenues attributable to its retail operations (whether through physical locations, via the internet or combined) equal to or in excess of U.S.D. $5 billion in any country pursuant to b(ii)(a) or in the aggregate equal to or in excess of U.S.D. $5 billion in all countries taken together pursuant to b(ii)(a) when no business in any one country has annual consolidated sales volume or revenues attributable to its retail operations equal to or in excess of U.S.D. $5 billion.

(iii)	the term “Global eCommerce Business” shall include any business, inclusive of its respective parent companies, subsidiaries and/or affiliates that: (a) is an internet based business (whether or not involved in a general or specialty retail, grocery, wholesale membership club, or merchandising business) or is building an internet based business (whether or not involved in a general or specialty retail, grocery, wholesale membership club, or merchandising business); and (b) has gross annual consolidated sales volume or revenues equal to or in excess of U.S.D. $5 billion.

c)	For purposes of this Agreement, the term “Management Associate” shall mean any domestic or international associate holding the title of “manager” or above.

d)	For purposes of this Agreement, the term “Officer” shall mean any domestic Walmart associate who holds a title of Vice President or above.

e)	For purposes of this Agreement, the term “Officer Equivalent” shall mean any non-U.S. Walmart associate who Walmart views as holding a position equivalent to an officer position, such as managers and directors in international markets, irrespective of whether such managers and directors are on assignment in the U.S.

f)	Ownership of an investment of less than the greater of $25,000 or one (1) percent of any class of equity or debt security of a Competing Business and/or a Global Retail Business will not be deemed ownership or participation in ownership of a Competing Business and/or a Global Retail Business for purposes of this Agreement.

12.	Non-Disclosure and Restricted Use Agreement. Mr. Castro-Wright agrees, acknowledges, and confirms that he has complied with and will comply with the Non-Disclosure and Restricted Use Agreement with the Company accepted by Mr. Castro-Wright on February 1, 2011 (the “Non-Disclosure Agreement”).

13.	Statement of Ethics. Mr. Castro-Wright has read and understands the provisions of Walmart’s Statement of Ethics (GE-01) and agrees to abide by the provisions thereof to the extent applicable to former Walmart associates. Mr. Castro-Wright further acknowledges that Mr. Castro-Wright has complied with the applicable Statement of Ethics during Mr. Castro-Wright’s employment. The discovery of a failure to abide by the Statement of Ethics, whenever discovered, shall entitle Walmart to suspend and recoup any payments paid or due under this Agreement or any other agreements between the parties.

14.	Advice of Counsel. Mr. Castro-Wright has been advised, and by this Agreement is again advised, to consider this Agreement carefully and to review it with legal counsel of Mr. Castro-Wright’s choice. Mr. Castro-Wright understands the provisions of this Agreement and has been given the opportunity to seek independent legal advice before signing this Agreement.

15.	Taxes. Mr. Castro-Wright acknowledges and agrees that Mr. Castro-Wright is responsible for paying all taxes and related penalties, and interest on Mr. Castro-Wright’s income. Walmart will withhold taxes, including from amounts or benefits payable under this Agreement, and report them to tax authorities, as it determines it is required to do. Walmart has not warranted to Mr. Castro-Wright that taxes and penalties will not be imposed under Section 409A. Mr. Castro-Wright will indemnify Walmart and hold it harmless with respect to all such taxes, penalties, and interest (other than FICA taxes imposed on Walmart with respect to Mr. Castro-Wright’s income).

16.

Remedies for Breach. The parties shall each be entitled to pursue all legal and equitable rights and remedies to secure performance of their respective obligations and duties under this Agreement, and enforcement of one or more of these rights and remedies will not preclude the parties from pursuing any other rights and remedies. Mr. Castro-Wright acknowledges that a breach of any of the provisions of Sections 6 through 12, above, could result in substantial and irreparable damage to Walmart’s business, and that the restrictions contained in Sections 6 through 12 are a reasonable attempt by Walmart to protect its rights and to safeguard its confidential information. Mr. Castro-Wright expressly agrees that upon a breach or a threatened breach of any of the provisions of Sections 6 through 12, Walmart shall be entitled to injunctive relief to restrain such violation, and Mr. Castro-Wright hereby expressly consents to the entry of such temporary, preliminary, and/or permanent injunctive relief, as may be necessary to enjoin the violation or threatened violation of Sections 6 through 12. With respect to any breach of this Agreement by the Mr. Castro-Wright, Mr. Castro-Wright agrees to indemnify and hold Walmart harmless from and against any and all loss, cost, damage, or expense, including, but not limited to, attorneys’ fees, incurred by Walmart, and to return immediately to Walmart all of the monies and other consideration, including the Accelerated Equity, previously paid to Mr. Castro-Wright by Walmart under this Agreement; provided, however, that such repayment shall not constitute a waiver by Walmart of any other remedies available under this Section 16 or by law, including injunctive relief. In addition to any other remedies at law or at equity, if Mr. Castro-Wright fails to follow the terms, provisions and conditions of this Agreement and/or or comply with the terms, provisions and conditions of this Agreement, Mr. Castro-Wright acknowledges and agrees that Walmart is not obligated to pay the First Payment, the Second Payment, the Third Payment, or the Accelerated Equity to Mr. Castro-Wright.

17.	Miscellaneous.

a)	Entire Agreement. This Agreement and the Non-Disclosure Agreement contain the entire agreement and understanding of the parties with respect to the subject matter hereof, and supercede and specifically terminate that certain Post-Termination Agreement and Covenant Not to Compete entered into as of January 19, 2010 by and between Mr. Castro-Wright and Walmart (the “Prior Agreement”), without any obligations from each party thereto to the other under the Prior Agreement, including but not limited to fact that no Transition Payments (as defined in the Prior Agreement) shall be due and owing by Walmart to Mr. Castro-Wright under or pursuant to the Prior Agreement. No prior statements by either party will be binding unless contained in this Agreement and/or the Non-Disclosure Agreement. In addition, to be binding on the parties, any handwritten changes to this Agreement must be initialed and dated by Mr. Castro-Wright and the authorized representative of Walmart whose signature appears below.

b)	Severability. If any portion or provision of this Agreement is found to be unenforceable or invalid, the parties agree that the remaining portions will remain in full force and effect. The parties will negotiate in good faith to give such unenforceable or invalid provisions the effect the parties intended. The provisions of this Agreement are severable and in the event that a court of competent jurisdiction determines that any provision of this Agreement is in violation of any law or public policy, in whole or in part, only the portions of this Agreement that violate such law or public policy shall be stricken. All portions of this Agreement that do not violate any statute or public policy shall not be affected thereby and shall continue in full force and effect. Further, any court order striking any portion of this Agreement shall modify the stricken terms as narrowly as possible to give as much effect as possible to the intent of the parties under this Agreement. To the extent that a provision of this Agreement is stricken and the court does not modify the stricken terms as described in the preceding sentence, the parties will negotiate in good faith to give such stricken terms the effect the parties intended.

c)	Section Titles. Section titles are informational only and are not to be considered in construing this Agreement.

d)	Successors and Assigns; No Assignment. The parties acknowledge that this Agreement will be binding on their respective successors, assigns, and heirs. Neither party may assign this Agreement without the prior written consent of the other party.

e)	Governing Law, Venue and Dispute Resolution. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to Delaware law concerning the conflicts of law. The parties agree that any action relating to the interpretation, validity, or enforcement of this Agreement shall be brought in the courts of the State of Delaware, County of New Castle, or in the United States District Court of Delaware, and the parties hereby expressly consent to the jurisdiction of such courts and agree that venue is proper in those courts. The parties do hereby irrevocably: (i) submit themselves to the personal jurisdiction of such courts; (ii) agree to service of such courts’ process upon them with respect to any such proceeding; (iii) waive any objection to venue laid therein; and (iv) consent to service of process by registered mail, return receipt requested. Mr. Castro-Wright further agrees that in any claim or action involving the execution, interpretation, validity, or enforcement of this Agreement, Mr. Castro-Wright will seek satisfaction exclusively from the assets of Walmart and will hold harmless all of Walmart’s individual directors, officers, employees, and representatives. The parties also agree that they will first attempt to resolve any disputes arising under this Agreement through good faith negotiations.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

EDUARDO CASTRO-WRIGHT	WAL-MART STORES, INC.

/s/ Eduardo Castro-Wright	By:	/s/ Jeffrey J. Gearhart
	Name:	Jeffrey J. Gearhart
	Title:	Executive Vice President & General Counsel

EXHIBIT A

Restricted Stock to be Accelerated:

Grant Date	Number of Shares to be Accelerated	Original Vesting Date
January 21, 2008	42,035	January 21, 2013